UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

SIFY TECHNOLOGIES LIMITED

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

(Name of Issuer)

American Depositary Shares, each representing one Equity Share

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

(Title of Class of Securities)

804099208

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

(CUSIP Number)

Infinity Capital Ventures, LP

1875 Century Park East

Suite 1500

Los Angeles, CA 90067

Attn: Amir Ohebsion

310-445-5533

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2010

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 5)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital Ventures, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,902,860 American Depositary Shares, each representing one Equity Share
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,902,860 American Depositary Shares, each representing one Equity Share
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,902,860 American Depositary Shares, each representing one Equity Share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% *
14	TYPE OF REPORTING PERSON PN

* Represents the percentage obtained by dividing (i) the number of American Depositary Shares beneficially held by the Reporting Person, each representing one Equity Share by (ii) 178,513,589, the number of Equity Shares outstanding as of March 31, 2012, as provided by the Issuer to the Reporting Persons.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 5)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital Venture Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,902,860 American Depositary Shares, each representing one Equity Share
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,902,860 American Depositary Shares, each representing one Equity Share
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,902,860 American Depositary Shares, each representing one Equity Share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% *
14	TYPE OF REPORTING PERSON OO

* Represents the percentage obtained by dividing (i) the number of American Depositary Shares beneficially held by the Reporting Person, each representing one Equity Share by (ii) 178,513,589, the number of Equity Shares outstanding as of March 31, 2012, as provided by the Issuer to the Reporting Persons.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 5)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vegesna Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,481,051 American Depositary Shares, each representing one Equity Share
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 14,481,051 American Depositary Shares, each representing one Equity Share *
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,481,051 American Depositary Shares, each representing one Equity Share *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% **
14	TYPE OF REPORTING PERSON OO

* Shares consist of American Depositary Shares, each representing one Equity Share

** Represents the percentage obtained by dividing (i) the number of American Depositary Shares, each representing one Equity Share, beneficially held by the Reporting Person by (ii) 178,513,589, the number of Equity Shares outstanding as of March 31, 2012, as provided by the Issuer to the Reporting Persons.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 5)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raju Vegesna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,432,860 shares American Depositary Shares, each representing one Equity Share
	8	SHARED VOTING POWER 578,191 shares ***
	9	SOLE DISPOSITIVE POWER 153,432,860 shares American Depositary Shares, each representing one Equity Share
	10	SHARED DISPOSITIVE POWER 578,191shares ***

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,011,051 shares *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.3% **
14	TYPE OF REPORTING PERSON IN

* Shares consist of American Depositary Shares, each representing one Equity Share.

** Represents the percentage obtained by dividing (i) the number of Equity Shares and the number American Depositary Shares, each representing one Equity Share, beneficially held by the Reporting Person by (ii) 178,513,589, the number of Equity Shares outstanding as of March 31, 2012, as provided by the Issuer to the Reporting Persons.  Raju Vegesna beneficially holds all of the shares of the Issuer held by all of the Reporting Persons included on this Amendment No. 5.

*** Includes 578,191 American Depositary Shares, each representing one Equity Share, owned by the Vegesna Family Trust, of which the Reporting Person is co-trustee and has voting and dispositive power and beneficial ownership.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 5)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raju Vegesna Infotech & Industries Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000,000 Equity Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 125,000,000 Equity Shares
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000,000 Equity Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.0% *
14	TYPE OF REPORTING PERSON OO **

* Represents the percentage obtained by dividing (i) the number of Equity Shares beneficially held by the Reporting Person by (ii) 178,513,589, the number of Equity Shares outstanding as of March 31, 2012, as provided by the Issuer to the Reporting Persons.

** Reporting Person is an Indian company incorporated under the provisions of the Indian Companies Act, 1956.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 5)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ramanand Core Investment Company Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000,000 Equity Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 125,000,000 Equity Shares
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000,000 Equity Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.0% *
14	TYPE OF REPORTING PERSON OO **

* Represents the percentage obtained by dividing (i) the number of Equity Shares beneficially held by the Reporting Person by (ii) 178,513,589, the number of Equity Shares outstanding as of March 31, 2012, as provided by the Issuer to the Reporting Persons.

** Reporting Person is an Indian company incorporated under the provisions of the Indian Companies Act, 1956.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 5)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Satcom Universal Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,530,000 Equity Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 139,530,000 Equity Shares
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,530,000 Equity Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.2% *
14	TYPE OF REPORTING PERSON OO **

* Represents the percentage obtained by dividing (i) the number of Equity Shares beneficially held by the Reporting Person by (ii) 178,513,589, the number of Equity Shares outstanding as of March 31, 2012, as provided by the Issuer to the Reporting Persons.

** Reporting Person is an Indian company incorporated under the provisions of the Indian Companies Act, 1956.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 5)

The information in this Amendment No. 5 is supplemental and is not a complete restatement of the text of the Schedule 13D (as defined below). This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) should be read in conjunction with, and is qualified in its entirety by reference to, Amendment No. 4 to this Schedule 13D, filed on December 21, 2010 (“Amendment No. 4”), Amendment No. 3 to this Schedule 13D, filed on June 4, 2009, Amendment No. 2 to this Schedule 13D, filed on January 22, 2007, Amendment No. 1 to this Schedule 13D, filed on November 23, 2005 and the Schedule 13D filed on November 21, 2005 (as amended, the “Schedule 13D”). This Amendment No. 5 is filed to report transfer of shares of the Issuer (as such term is defined below) in connection with the Transaction (as such term is defined below) described herein and changes in ownership of Reporting Persons.  Additionally, beginning with this Amendment No. 5, the Reporting Persons shall include (i) Ramanand (as defined below) as a result of Infotech (as defined below) transferring all of the shares of the Issuer previously held directly by Infotech to Ramanand, a wholly owned subsidiary of Infotech and (2) Infinity Satcom (as defined below) as a result of Vegesna (as defined below) acquiring majority ownership of Infinity Satcom.

As used herein, the “Reporting Persons” includes, collectively, Infinity Capital Ventures, LP (“Infinity Capital”); Infinity Capital Venture Management, LLC (“Infinity Capital Management”); the Vegesna Family Trust (the “Family Trust”), Raju Vegesna (“Vegesna”); Raju Vegesna Infotech & Industries Private Limited (“Infotech”), Ramanand Core Investment Company Private Limited (“Ramanand”), and Infinity Satcom Universal Private Limited (“Infinity Satcom”).  Infinity Satcom was included as a “Reporting Person” on the Schedule 13D filed jointly by Ananda Raju Vegesna and Infinity Satcom on June 4, 2009, as amended by Amendment No. 1 on August 18, 2009, Amendment No. 2 on December 21, 2010, and Amendment No. 3 filed concurrently with this filing.  As further described in Amendment No. 5, as a result of the Transaction, Infinity Satcom is now controlled by Vegesna, the shares beneficially owned by Infinity Satcom are included herewith and Infinity Satcom has been included as a Reporting Person.  Infinity Satcom shall be included with any subsequent amendments to this Schedule 13D.  Infinity Satcom and Ramanand have executed the Amended and Restated Joint Filing Agreement, filed as Exhibit 99.2 to this Amendment No. 5.

ITEM 1.   Security and Issuer.

The class of equity securities to which this Amendment No. 5 relates is the equity share, par value Indian Rupees 10 per share (the “Equity Shares”), of Sify Technologies Limited, a company incorporated in India (the “Issuer”). The Equity Shares are the underlying shares of the Issuer’s American Depositary Shares (“ADS”), which each represent one Equity Share. The Equity Shares are not traded on an exchange either in the United States or India. The Issuer’s ADS traded on the Nasdaq Global Market. The ADSs have been issued pursuant to a Deposit Agreement, dated October 18, 1999, as amended, by and among the Issuer, Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners of ADSs.

The principal executive offices of the Issuer are located at Tidel Park, 2nd Floor No 4, Rajiv Gandhi Salai, Taramani, Chennai,   600 113, India.

ITEM 2.   Identity and Background.

Item 2 is hereby amended to add the following:

Infinity Satcom’s principal business is investments.  Infinity Satcom is organized under the laws of India, , and the address of its principal business office is 10-27-2/4, FACOR Layout, Lakshmi Apartments, Kailash Metta, Waltair Uplands, Visakhapatnam, 530 003, Andhra Pradesh, India.  In connection with the Transaction, Vegesna became the owner of approximately 86.1% of the outstanding shares of Infinity Satcom and therefore controls Infinity Satcom.  Ananda Raju Vegesna, the brother of Vegesna, is the Managing Director of Infinity Satcom and is the Executive Director of the Issuer, and holds the remaining 13.9% of the shares of Infinity Satcom.  Infinity Satcom owns an aggregate of approximately 53.4% of the outstanding shares of Infotech.  The Vegesna Family Trust registered in India (the “Indian Vegesna Family Trust”) no longer owns any outstanding shares of Infotech.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 5)

Ramanand’s primary business is investments.    Ramanand is organized under the laws of India, and the address of its principal business office is 10-27-2/4, FACOR Layout, Lakshmi Apartments, Kailash Metta, Waltair Uplands, Visakhapatnam, 530 003, Andhra Pradesh, India.  Ramanand is managed by a two member board of directors comprised of Ananda Raju Vegesna and Vegesna Raghu Ramaraju.   Infotech owns 100% of the outstanding shares of Ramanand.

During the past five (5) years, none of the Reporting Persons  have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

As previously stated in Amendment No. 4, Infotech used 4,000,000,000 Indian Rupees to purchase 125,000,000 Equity Shares (the “Purchased Shares”) of the Issuer pursuant to the terms of that certain Subscription Agreement (the “Subscription Agreement”), dated October 22, 2010, by and between the Issuer and Ananda Raju Vegesna.   In October 2010, Infinity Satcom acquired control of Infotech.  On December 15, 2010, Vegesna acquired control of Infinity Satcom, and currently holds 86.1% of the outstanding shares of Infinity Satcom.

On August 26, 2011, Infotech transferred the Purchased Shares to Ramanand, Infotech’s wholly owned subsidiary.  Vegesna’s acquisition of a majority of the outstanding stock of Infinity Satcom, Infinity Satcom’s acquisition of a majority of the outstanding stock of Infotech and Infotech’s transfer of the Purchased Shares to Ramanand is referred to herein collectively as the “Transaction”.  As further set forth in the Subscription Agreement, Ananda Raju Vegesna executed the Subscription Agreement as “Representative” and in such capacity was authorized to identify and finalize the names of the purchaser(s) under the Subscription Agreement.  The shares issued and sold in the private placements pursuant to the Subscription Agreement were sold to entities affiliated with Vegesna (Vegesna, together with such affiliated entities, the “Promoter Group”). Pursuant to the terms of the Subscription Agreement, the entirety of the Purchased Shares were issued to Infotech on October 30, 2010 at the time of the first partial payment by Infotech for the Purchased Shares.  Full payment by Infotech for the Purchased Shares will occur over time, in accordance with Indian law, and the Issuer will retain a lien on such Purchased Shares until such Purchased Shares are fully paid.  On September 7, 2011, the parties to the Subscription Agreement entered into an amendment to the Subscription Agreement (the “Amendment”) extending the validity of the agreement period to September 26, 2013.  This Amendment provides the Board of Directors of the Issuer with additional time to call upon the Promoter Group to pay the balance money, in accordance with the terms of the Subscription Agreement, at any time before September 26, 2013.  As of May 4, 2012, 2,500,000,000 Indian Rupees have been paid by the Promoter Group to the Issuer in accordance with the terms of the Subscription Agreement.

ITEM 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

As a result of the change in ownership of Infinity Satcom, Vegesna now controls Infinity Satcom and has beneficial ownership of the shares of the Issuer held by Infinity Satcom.  Other than such change in ownership of Infinity Satcom, the Reporting Persons did not acquire any other shares of the Issuer.

The Reporting Persons intend to review from time to time the Issuer’s business affairs and financial position.  Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Person may consider from time to time various alternative courses of action.  Such actions may include the acquisition of additional Equity Shares, either in privately negotiated transactions or otherwise.  Alternatively, such actions may involve the sale of all or a portion of the ADS’s representing the Equity Shares in the open market, in privately negotiated transactions, through a public offering or otherwise.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 5)

Except as described above and except in connection with the Transaction, the Reporting Persons have no present plan or proposal, which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)         Infinity Capital is the beneficial owner of 13,902,860 ADSs, representing approximately 7.8% of the Issuer’s outstanding Equity Shares. Since Infinity Capital Management is the general partner and the Family Trust is the limited partner of Infinity Capital, it may be deemed to have an indirect beneficial ownership of the ADSs owned by Infinity Capital.

Vegesna is the sole manager of Infinity Capital Management, and he may be deemed to have an indirect beneficial ownership of the ADSs owned by Infinity Capital.

The Family Trust is the beneficial owner of 578,191 ADSs, representing approximately 0.3% of the Issuer’s outstanding Equity Shares. Since Vegesna is the co-trustee of the Family Trust, he may be deemed to have an indirect beneficial ownership of the ADSs owned by the Trust.  Additionally, the Family Trust may be deemed to have indirect beneficial ownership of the ADS held by Infinity Capital.

Ramanand directly holds 125,000,000 Equity Shares, representing approximately 70.1% of the Issuer’s outstanding Equity Shares. Ramanand is a wholly-owned subsidiary of Infotech and accordingly Infotech may be deemed to have an indirect beneficial ownership of the Equity Shares owned by Ramanand.

Infinity Satcom directly holds 14,530,000 Equity Shares, representing 8.1% of the Issuer’s outstanding Equity Shares.  In addition, Infinity Satcom controls Infotech and accordingly Infinity Satcom may be deemed to have an indirect beneficial ownership of Equity Shares owned by Ramanand, Infotech’s wholly owned subsidiary.

Vegesna controls Infinity Satcom and accordingly Vegesna may be deemed to have an indirect beneficial ownership of the Equity Shares owned by Ramanand as a result of Infinity Satcom’s majority ownership of Infotech.  Vegesna has direct or indirect beneficial ownership of the shares held by Infinity Capital, Infinity Capital Management, the Family Trust, Ramanand and Infinity Satcom.

(b)         Except as otherwise described herein, no person other than the Reporting Persons have any sole or shared power to vote or direct the vote of any Equity Shares or ADSs nor sole or shared power to dispose of or direct the disposition of any Equity Shares or ADSs.

(c)         Not applicable.

(d)         No other person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the Equity Shares or the ADSs.

(e)         Not applicable.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 5)

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 26, 2011, Infotech transferred the Purchased Shares to Ramanand, Infotech’s wholly owned subsidiary.  As further set forth in the Subscription Agreement, Ananda Raju Vegesna executed the Subscription Agreement as “Representative” and in such capacity was authorized to identify and finalize the names of the purchaser(s) under the Subscription Agreement.  The shares issued and sold in the private placements pursuant to the Subscription Agreement were sold to the Promoter Group. Pursuant to the terms of the Subscription Agreement, the entirety of the Purchased Shares were issued to Infotech on October 30, 2010 at the time of the first partial payment by Infotech for the Purchased Shares.  Full payment by Infotech for the Purchased Shares will occur over time, in accordance with Indian law, and the Issuer will retain a lien on such Purchased Shares until such Purchased Shares are fully paid.  On September 7, 2011, the parties to the Subscription Agreement entered into the Amendment extending the validity of the agreement period to September 26, 2013.  The Amendment provides the Board of Directors of the Issuer with additional time to call upon the Promoter Group to pay the balance money, in accordance with the terms of the Subscription Agreement, at any time before September 26, 2013.  The foregoing summary of the Subscription Agreement is not complete and is qualified in its entirety by reference to the Subscription Agreement, attached as Exhibit 99.1 to Amendment No. 4.  The foregoing summary of the Amendment is not complete and is qualified in its entirety by reference to the Amendment, attached as Exhibit 99.1 hereto.

Except for the Subscription Agreement previously filed as Exhibit 99.1 to Amendment No. 4 and the Amendment to be filed as an exhibit to this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

ITEM 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description

99.1	Amendment to Subscription Agreement, dated September 7, 2011, by and between the Issuer and Ananda Raju Vegesna

99.2	Amended and Restated Joint Filing Agreement, dated June 14, 2012, by and among the Reporting Persons

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 5)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 14, 2012

INFINITY CAPITAL VENTURES, LP

By:	Infinity Capital Venture Management, LLC
Its General Partner

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Member

INFINITY CAPITAL VENTURE MANAGEMENT, LLC

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Member

VEGESNA FAMILY TRUST

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Co-Trustee

RAJU VEGESNA

/s/ Raju Vegesna

Raju Vegesna

RAJU VEGESNA INFOTECH & INDUSTRIES PRIVATE LIMITED

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Director

RAMANAND CORE INVESTMENT COMPANY PRIVATE LIMITED

By:	/s/ Ananda Raju Vegesna
Name:	Ananda Raju Vegesna
Title:	Director

INFINITY SATCOM UNIVERSAL PRIVATE LIMITED

By:	/s/ Ananda Raju Vegesna
Name:	Ananda Raju Vegesna
Title:	Director

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)